Pillsbury Winthrop Shaw Pittman LLP

2475 Hanover Street

Palo Alto, California 94304

December 5, 2006

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 6010

Attn: Ms. Peggy Fisher

Re:	PortalPlayer, Inc.
Preliminary Proxy Materials
Filed November 13, 2006
File No. 0-51004

Ladies and Gentlemen:

On behalf of PortalPlayer, Inc. (the “Registrant”), we enclose for filing under the Securities Exchange Act of 1934 (the “Exchange Act”) Amendment No. 1 to Schedule 14A (the “Amendment” or “Proxy Statement”) together with appendices thereto.

The Amendment contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated December 1, 2006. Set forth below are the Registrant’s responses to the Staff’s comments. The number of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff. Copies of the Staff’s letter and a clean and marked copy of the Amendment are being provided supplementally with a copy of this letter for the convenience of the Staff. Unless indicated otherwise, page numbers referred to herein refer to pages in the Proxy Statement.

Opinion of PortalPlayer’s Financial Advisor, page 5

1.	We note the fifth bullet of the fifth paragraph and the last sentence of the sixth paragraph of Annex B. Please expand the disclosure in this section to discuss the Wall Street estimates and Reuters projections that Cowen utilized in determining fairness.

Securities and Exchange Commission

December 5, 2006

Response: The Registrant has revised the Proxy Statement as requested.

2.	Disclose all fees paid to Cowen by the registrant during the previous two years.

Response: The Registrant has revised the Proxy Statement as requested.

* * * * *

In connection with the foregoing response to the Staff’s comments, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments regarding any matters with respect to the Amendment may be directed to the undersigned at (650) 233-4518. Comments can also be sent via facsimile at (650) 233-4545.

Very truly yours,

/s/ Allison Leopold Tilley

Allison Leopold Tilley

cc:	Gary Johnson

Keith Flaum